

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

September 18, 2006

Mr. Donald Peay
World Trophy Outfitters, Inc.
4245 Production Court
Las Vegas, NV 89115

     Re: World Trophy Outfitters, Inc.
            Amendment No. 3 to Registration Statement on Form SB-2
            File No. 333-128532
            Filed on August 4, 2006

Dear Mr. Peay:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Please ensure that all of your financial information and related disclosures are updated to the most recent practicable date in any subsequent amendment.

Risk Factors, page 4

2.   Please your risk factor section to provide subheading to each of your risk factors. Your risk factor subheadings should reflect the risk being address in the body of the risk factor. Also highlight your risk factor subheadings by either numbering the subheadings, or using bold or italic text to distinguish the subheadings from the risk factor discussion that follow the subheadings.

3.   In the third paragraph under "Risk Factors" on page 4, we note that you have eliminated the previous reference to not having a track record of profitable operations. This change was presumably done to reflect your $15,218 of net income for the year-ended March 31, 2006. However, we believe that one year of net income does not establish a sufficient track record to warrant eliminating this disclosure – especially in light of your page 21 statement that your results of operation are not indicative of operating results to be expected in the future. Please revise.

Description of Business, page 12

4.   We note your previous disclosure that you charge $100 per hour for your consulting services.   Please add your deleted disclosure or advise us why the information is not necessary.

5.   We note that the company has revised portions of its discussion on page 12 with respect to the number of acquired, and resold, hunts. Please revise to clarify how many hunts the company has in its inventory and the value of these hunts.

Description of Property, page 17

6.   We note that the company has eliminated a substantial portion of the disclosure under this section related to the fact that Mr. Peay is providing you with office space and that you may be required to reimburse him for certain expenses. As an initial matter, please explain why this disclosure was removed. Secondly, please add disclosure indicating that this property is sub-leased from Mr. Peay and disclose the terms of any arrangements with him to lease the property going forward.

Management's Discussion and Analysis, page 17

7.   In response to our prior comment 11 from our letter of June 16, 2006, we note that you have revised your statement of stockholder's equity to reflect the value of Mr. Peay's services as contributed capital. In an appropriate section, please revise to discuss this transaction and how the company has treated it.

8.   We note you removed disclosure of a Bear Hunt with Elk Valley Bighorn Outfitters sold to Andy Madsen for $7,200 (cost $6,728). Tell us about the current status of this sale, where you have recorded the initial deposit and why it is not included in your table above.

9.   We note you paid a $6,000 deposit for two Marco Polo Sheep Hunts with
        Porforne-Hunts (Tajikistan). You previously disclosed that these hunts were sold
        to Trent Wall and Kevin Hatfield for $28,500 each (cost of $26,500 each). Please
        reconcile these statements.

Liquidity and Capital Resources, page 21

10.   Please revise your discussion under this section to specifically discuss the
        Statement of Cash Flows line items influencing the changes in working capital
        and cash noted in this section. In this regard, we are also looking for a discussion
        of the business purposes and reasons behind certain receipts and outlays.

Executive Compensation, page 26

11.   On page 26, under "Executive Compensation" you state that, "except as described
        above, [you] have not paid or awarded Mr. Peay any amounts for services
        rendered …" Please explain this disclosure – does this mean that Mr. Peay
        received additional shares for the consulting services that were treated as
        contributed capital? If so, please revise to discuss.

Financial Statements

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, F-8

12.   We note in your revenue recognition policy that the balance of the sales price for
        a hunt is received approximately three months prior to the dates of the related
        hunts. We note four of your Dall Sheep Hunts are scheduled to occur during the
        period of August 5 – 16, 2007. Please revise to clarify if there are any conditions
        that led the purchasers of these hunts to pay the balance of the purchase price well
        over a year prior to date of the respective hunts.

Other Regulatory

13.   Please note the updating requirements for the financial statements as set forth in
        Item 310(g) of Regulation S-B and provide a current consent of the independent
        accountants in any amendments.

Mr. Donald Peay
World Trophy Outfitters, Inc
September 18, 2006
p. 4

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                        Sincerely,

                        John Reynolds
                        Assistant Director

cc: Eric Robinson
        Fax: (801) 521-7965